Exhibit 99.1

PainReform Announces Pricing of $1.5 Million Concurrent Registered Direct
Offering and Private Placement

Tel Aviv, Israel – July 14, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced that it has entered into a definitive agreement for the purchase and sale of 166,666 of the Company’s ordinary shares (or pre-funded warrants in lieu thereof), at a purchase price of $9.00 per ordinary share, in a registered direct offering. In a concurrent private placement, the Company has agreed to issue in the offering unregistered warrants to purchase up to an aggregate of 166,666 ordinary shares. The offering is expected to close on or about July 18, 2023, subject to satisfaction of customary closing conditions.

Maxim Group LLC is acting as the exclusive placement agent for the offering.

The warrants will have an exercise price $9.00 per share, will become exercisable immediately upon issuance and have a term of five years from the date of issuance.

The gross proceeds from the offerings (without taking into account any proceeds from any future exercises of warrants), before deducting the placement agent's fees and other offering expenses payable by the Company, are expected to be approximately $1.5 million. The Company intends to use the net proceeds for funding research and development and clinical trials and for other working capital and general corporate purposes.

The ordinary shares (or pre-funded warrants) offered in the registered direct offering (but excluding the securities offered in the private placement) are being offered and sold by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-259318) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2021 and declared effective by the SEC on September 13, 2021. The offering of the ordinary shares (or pre-funded warrants) to be issued in the registered direct offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

The unregistered warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the unregistered warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

 About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions as well as statements relating to the concurrent registered direct offering and private placement, including, without limitation, as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com